Reply to the Attention of	Daniel D. Dex
Direct Line	604.691.6839
Direct Fax	604.893.7623
Email Address	daniel.dex@mcmillan.ca
Our File No.	57278-42
Date	August 3, 2012

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention: Ms. Tia L. Jenkins

Dear Sirs/Mesdames:

Re:	American Bonanza Gold Corp.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 2, 2012
File No. 000-29916

     We write on behalf of American Bonanza Gold Corp. (the “Company”) to acknowledge the Company’s receipt of the letter (the “Comment Letter”) of July 23, 2012, signed on behalf of Ms. Tia L. Jenkins of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), providing comments regarding the above-referenced Form 20-F filing. In the Comment Letter, the Commission requested that the Company submit a response within ten business days of the Comment Letter or advise when the Company will provide the requested response.

     The Company is actively working on its response to the Comment Letter in consultation with its independent registered accountant and McMillan LLP. The Company anticipates that it will be able to provide the response on or before Friday, August 10, 2012.

     In the meantime, please feel free to contact the undersigned at (604) 691-6839 should you have any questions or concerns.

Yours very truly,

/s/ Daniel D. Dex

Daniel D. Dex

cc:	American Bonanza Gold Corp.

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